                            Filed by: Key Production Company, Inc.
                            This Communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                            Subject Company: Key Production Company, Inc. Commission File Number: 001-11769




FORWARD LOOKING STATEMENTS

It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION

In connection with the previously announced spin-off and merger involving the exploration and production division of Helmerich & Payne, Inc. (H&P), Key Production Company, Inc. (Key) and the company that has been formed to receive the exploration and production assets of H&P, Cimarex Energy, Co. (Cimarex), has filed a proxy statement/prospectus with the SEC and it will be mailed to all security holders of Key. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc, Utica at Twenty-First Street, Tulsa, Oklahoma 74114,

Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.


PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

[H&P LOGO]                                                      [KEY LOGO]


                             CIMAREX ENERGY COMPANY

                                  THE MERGER OF
                        HELMERICH & PAYNE'S E&P DIVISION
                                      AND
                             KEY PRODUCTION COMPANY


                           The Oil & Gas Conference
                               Denver, Colorado
                                August 5, 2002

                   FORWARD-LOOKING STATEMENTS

This presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. H&P and Key strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in H&P and Key's filings with the Securities and Exchange Commission, which are available free of charge on the SEC's website at www.sec.gov. H&P and Key undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

                      ADDITIONAL INFORMATION

In connection with the proposed spin-off and merger, Key and Cimarex will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne, Inc., Utica at Twenty-First Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax: 918-743-2671.

PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key's shareholders in connection with the proposed merger. Information concerning Key's participants in the solicitation is set forth in Key's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                        TRANSACTION SUMMARY

- Merger of Key Production with H&p oil and gas division to create Cimarex Energy Company

-   H&P shareholders - 65.25%;
    Key shareholders - 34.75%

-   Structured as a tax-free spin / merge

-   Closing targeted for 3rd quarter 2002

                   CIMAREX ENERGY AT A GLANCE

-   Proved reserves: 392 Bcfe (78% gas)

-   Production: 185 MMcfe per day

    - Two-thirds Mid-Continent

-   Pro Forma equity value: ~$700MM

-   Debt: $34MM

-   Proven track record

                            BACKGROUND OF KEY

-   Founded in 1988 as the successor to Apache
    Petroleum Company, LP

-   Passive to active asset management in 1992

-   Objective: Consistent, profitable growth

-   Approach: Focus on drilling, measure
    progress on a per share basis

                    KEY PRODUCTION - THEN AND NOW

   ($ in millions)                        1992     2001
                                          ----     ----
   Market Cap                             $ 25     $ 240
   Debt                                   $  3     $  34
   Stock price ($/share)                  $  3     $  17
   Reserves (Bcfe)                          38       147
   Reserves (Mcfe/share)                   3.6      10.5
   Production (Bcfe)                       8.3      26.0
   Gross Wells Drilled                      --       107

                                   WHY H&P?

-   High-quality asset base

-   High-margin, gas-oriented production

-   Good people

-   Production operations capacity

-   No debt

-   Similar drill bit strategies

                                BASE PROPERTIES




[MAP]


HELMERICH & PAYNE, INC.

Proved reserves (Bcfe)                                  245
% Natural gas                                            87%
Production (MMcfe/d)                                    115
Net undeveloped acres                               150,401



KEY PRODUCTION COMPANY

Proved reserves (Bcfe)                                  147
% Natural gas                                            62%
Production (MMcfe/d)                                     70
Net undeveloped acres                               119,251


CIMAREX ENERGY COMPANY

Proved reserves (Bcfe)                                  392
% Natural gas                                            78%
Production (MMcfe/d)                                    185
Net undeveloped acres                               269,652

                              PROVED RESERVES


                                BY REGION



                              [3 PIE CHARTS]




                                392 BCFE

                            MID-CONTINENT OPERATIONS

       KANSAS                        [MAP]                       OKLA./N. TX
      80 BCFE                                                      169 BCFE

    [PIE CHART]                                                   [PIE CHART]


    [PIE CHART]                                                   [PIE CHART]

                            MID-CONTINENT / KS OVERLAP

  OK / KS ACREAGE
   H&P GROSS: 283,414
   H&P NET: 153,144                                          [MAP]
   KEY GROSS: 237,057
   KEY NET: 78,669

Location of Properties
     Helmerich & Payne
     Key Production
     Common Counties

                                MID-CONTINENT EXPLORATION

                                         [MAP]

KANSAS
50% WI
8 Wells

                                                        HEMPHILL / OTHER
                                                            75% WI
                                                           5 Wells


                                                        FOUR COUNTY AREA
                                                             50% WI
                                                            45 Wells


      HARDEMAN
      100% WI
      12 Wells


                                               ARKOMA
                                               35% WI
                                               15 Wells

                              FOUR COUNTY AREA

-   Characteristics
    - Multiple zones
    - Low risk / high success rates
    - High initial rates, long-lived reserves

-   Red Fork Wells
    - CWC: $.8-1.6 MM
    - Typical reserves: 1.5-5.0 Bcf                                  [MAP]

-   Atoka/Clinton Lake
    - CWC: $2.5-2.8 MM
    - Typical reserves: 2.0-6.0 Bcf

-   Granite Wash
    - CWC: $.8-1.3 MM
    - typical reserves: 1.0-4.0 Bcf

                               HARDEMAN BASIN
-   350 sq. miles of 3-D

-   52 leads identified

-   Drilling inventory
    - 34 re-entry horizontal                             [MAP]
    - 9 pilot hole horizontal
    - 9 vertical wells

-   Two rigs running

-   2002 plans
    - 8 re-entries
    - 4 pilot holes

                                   HARDEMAN BASIN
                                  HORIZONTAL WELLS




                                     [CHART]

                               KEY MID-CONTINENT PROGRESS

                      1995       1996        1997         1998        1999          2000           2001
                      ----       ----        ----         ----        ----          ----           ----
Wells Drilled           33         45          56           41          51            51             56
Success Rate            85%        89%         86%          76%         78%           80%            85%
% Operated               0%         2%         21%          34%         50%           65%            53%
Net Wells              1.0        6.6        11.7         13.2        16.0          24.4           24.3
Average WI               3%                                                                          43%

             GULF COAST OPERATIONS

                                    51
                                    BCFE
[MAP]

                       Gas      [PIE CHART]      Oil
                       66%                       34%




                                                     Key
                                                     63%


                                        [PIE CHART]

                                  H&P
                                  37%

                   GULF COAST EXPLORATION


                            [MAP]


     ALLEN PARISH              MS SALT BASIN
          50% WI                     40% WI 3 Wells    5
          Wells


JEFFERSON COUNTY
     30% -66% WI
          6 Wells

  COOK MOUNTAIN
          50% WI 2 Wells


                                             CAMERON PRAIRIE
                                                 13%-30% WI
                                                 6 Wells
    LOBO
  33% WI 3 Wells

                          MISSISSIPPI SALT BASIN

                                   [MAP]

MISSISSIPPI

DON'T
KOLA
GRANGE
CENTERVILLE
MONTICELLO
EMINENCE
ARM
RICHMOND



-  14 salt domes

-  Eight 3-D seismic surveys

-   Established production at Centerville,
    Kola, Monticello, Arm and Eminence

                                     MISSISSIPPI SALT BASIN

                                          [GRAPHIC]


-   Multiple Objectives:
    -     Rodessa, Sligo, Hosston, Cotton Valley

-   Target Reserves: 3-7 Bcf/Well

-   Depth: 15,000-17,500 ft

-   D&C Cost: $2.2-3.0 MM

-   Avg. WI: 40%

                            PERMIAN / WESTERN OPERATIONS

                                      [MAP]

                                                      92 BCFE


                                           Gas       [PIE CHART]      Oil
                                           65%                        35%




                                                                      Key
                                                                      39%
                                                        [PIE CHART]

                                            H&P
                                            61%

                               2002 CAPITAL BUDGET


($ in millions)              H&P        Key       Total
                             ---        ---       -----
Mid-Continent                $10       $34           $44
Gulf Coast                    39        16            55
Permian / Western              6         8            14
                             ---       ---          ----
Total                        $55       $58          $113


                              EQUITY MARKET CAP

                                   [BAR CHART]

($ in millions)


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0

                                   CIMAREX ENERGY RECAP


-   New independent with critical mass of people and assets

-   Limited debt and substantial financial capacity

-   Predominantly Mid-Continent production base

-   Gulf Coast and Mid-Continent oriented exploration programs